EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended
(Dollars in Millions)			March 31, 2009
Earnings
1	.	Net income attributable to U.S. Bancorp	$529
2	.	Applicable income taxes, including interest expense related to unrecognized tax positions	101

3	.	Income before income taxes (1 + 2)	$630

4	.	Fixed charges:
		a. Interest expense excluding interest on deposits*	$496
		b. Portion of rents representative of interest and amortization of debt expense	24

		c. Fixed charges excluding interest on deposits (4a + 4b)	520
		d. Interest on deposits	324

		e. Fixed charges including interest on deposits (4c + 4d)	$844

5	.	Amortization of interest capitalized	$–
6	.	Earnings excluding interest on deposits (3 + 4c + 5)	1,150
7	.	Earnings including interest on deposits (3 + 4e + 5)	1,474
8	.	Fixed charges excluding interest on deposits (4c)	520
9	.	Fixed charges including interest on deposits (4e)	844
Ratio of Earnings to Fixed Charges
10	.	Excluding interest on deposits (line 6/line 8)	2.21
11	.	Including interest on deposits (line 7/line 9)	1.75

*	Excludes interest expense related to unrecognized tax positions.

U.S. Bancorp	51